SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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CORRECTIONS CORPORATION OFAMERICA
(Name of Registrant as Specified In Its Charter)

Filed by Alex Friedmann
(Name of Person(s) Filing Proxy Statement if Other than the Registrant)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of the Registrant:

CORRECTIONS CORPORATION OFAMERICA

2.	Name of person relying on exemption:

ALEX FRIEDMANN

3.	Address of person relying on exemption:

5331 Mt. View Road #130, Antioch, TN 37013

4.	Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

Please see attached.

IMPORTANT – PLEASE READ!

CONCERNING YOUR SHARES IN CORRECTIONS CORP. OF AMERICA (CXW)

This correspondence concerns your ownership of shares in Corrections Corporation of America (NYSE: CXW), and a shareholder resolution that is included in CCA’s proxy materials. This is a statement IN SUPPORT of the resolution, and is being sent to those stockholders who have authorized electronic delivery of proxy materials pursuant to applicable SEC rules.

The shareholder resolution included in CCA’s proxy materials is a first in U.S. corporate history; it would require CCA to issue biannual (twice-a-year) reports on the Company’s efforts to reduce incidents of prisoner rape and sexual abuse at the Company’s correctional facilities. A copy of the shareholder resolution and supporting statement is included with this correspondence.

My name is Alex Friedmann and I am employed with the Human Rights Defense Center. I am the proponent of the shareholder resolution, which was introduced to address the problem of rape and sexual abuse at CCA-operated facilities. I urge you to vote FOR the resolution.

Nor am I alone. Beyond the Human Rights Defense Center, a number of national organizations have expressed their support for this shareholder resolution, including the following:

•	National Center on Domestic and Sexual Violence
•	National Organization for Women
•	National Council of Women’s Organizations
•	Justice Fellowship
•	National Center for Transgender Equality
•	Citizens United for the Rehabilitation of Errants (CURE)
•	National Lawyers Guild
•	Detention Watch Network
•	Partnership for Safety and Justice
•	Justice Policy Institute
•	Enlace (an alliance of worker centers, unions and community organizations)

The Company’s Board of Directors, however, has recommended that stockholders vote against the resolution. CCA also filed a no-action letter with the SEC in an unsuccessful attempt to have the resolution excluded from the Company’s proxy materials. The following article discusses the shareholder resolution and CCA’s objection to same in greater detail:

www.guardian.co.uk/commentisfree/cifamerica/2012/mar/01/shareholder-crusade-prison-rape

In this correspondence I will briefly explain why you should vote FOR this resolution, and how CCA has failed to provide complete information in its opposition statement included in the proxy materials you have received. The resolution will be formally presented at the Company’s next annual shareholder meeting in May 2012, but you are encouraged to vote on the resolution before the meeting by returning your proxy card according to the applicable rules.

NOTE:  IF YOU GRANT YOUR PROXY TO CCA’s BOARD OF DIRECTORS,
YOUR VOTE WILL BE AGAINST THIS RESOLUTION.  THEREFORE, I URGE
YOU NOT TO GRANT YOUR PROXY TO THE COMPANY.

Admittedly I am opposed to the concept of incarcerating people for the purpose of generating corporate profit, as I believe there is an inherent conflict between the goals of ensuring public safety and rehabilitating prisoners in the public sector versus the primary goal of generating profit in the private sector by companies such as CCA. I reached this conclusion based on 15 years of research into the private prison industry as well as my own empirical experience as a former prisoner who was incarcerated at a CCA facility in the 1990s.

Regardless of my personal opinions regarding prison privatization, so long as CCA operates correctional facilities the Company has a moral obligation to ensure that it takes steps to reduce incidents of rape and sexual abuse of prisoners, particularly by the Company’s employees. There have been numerous cases in which CCA employees have raped or sexually abused prisoners, resulting in lawsuits, negative publicity and female inmates being removed from CCA prisons – which is problematic in terms of both public policy concerns and shareholder risk.

Some of those cases are detailed in the Private Corrections Institute policy brief that is included with this correspondence. I serve as president of the Private Corrections Institute, in a voluntary and uncompensated capacity. The policy brief demonstrates why prisoner rape and sexual abuse is an issue of concern in private prisons and why this shareholder resolution is needed.

CCA thinks otherwise, and in its opposition statement says the Company is already undertaking efforts to reduce incidents of prisoner rape and sexual abuse. If that is true, then CCA should not object to issuing reports that describe those efforts – but CCA does object. The resolution also would require CCA to produce statistical data on the number of incidents of sexual abuse at each of its prisons during each reporting period. This would help to gauge the effectiveness of CCA’s efforts to reduce such incidents. If CCA’s efforts to reduce prisoner rape and sexual abuse are effectual, then the Company should not object to reporting such data – but CCA does object.

I submit that stockholders who invest in the Company have a moral obligation to ensure that CCA is in fact taking action to reduce incidents of prisoner rape and sexual abuse, and that such actions are effective. This necessarily requires reporting by the Company, which is precisely what the shareholder resolution calls for – and precisely what CCA objects to.

The problem of prisoner rape and sexual abuse is widespread but underreported. According to a 2010 report by the U.S. Department of Justice, there were an estimated 88,500 incidents of sexual victimization self-reported by inmates in U.S. prisons and jails, both public and privately-operated, based on a 2008-2009 survey. Recognizing the seriousness of this problem, Congress passed the Prison Rape Elimination Act (PREA) in 2003; however, the PREA standards have not yet been promulgated by the U.S. Attorney’s Office.

In regard to CCA’s opposition statement included in the Company’s proxy materials, CCA did not provide complete information. For example, the Company noted that CCA’s former general counsel was a member of the National Prison Rape Elimination Commission. While that is true, CCA did not mention that the Company’s former general counsel, Gustavus A. Puryear IV, had failed to attend fully half of the Commission’s meetings.

Further, CCA did not mention in its opposition statement that a 2008 U.S. Department of Justice report found that a CCA-operated jail, the Torrance County Detention Center in New Mexico, had the highest rate of sexual victimization among 282 jails surveyed, with a rate four times the national average. The Company did not mention that the States of Hawaii and Kentucky had removed all of their female inmates from CCA’s Otter Creek Correctional Center in Kentucky in 2009 following a sex scandal in which numerous female inmates were sexually abused by CCA employees. This was despite CCA’s “zero tolerance” approach to prisoner sexual abuse.

The Company also stated that it had “initiated dialogue” regarding this shareholder resolution. However, CCA’s proposed “compromise” consisted of an offer to issue reports once instead of twice a year, with the reports containing data for only a “sampling” of the Company’s facilities rather than all of its prisons. In my view this was not a good-faith offer by CCA, as it defeated the primary goal of the resolution: To require the Company to produce regular reports and data on its efforts to reduce prisoner rape and sexual abuse at all of its facilities.

Lastly, CCA mentioned a “self-serving” press release that I had issued regarding the shareholder resolution, but then failed to provide a link to that press release. The press release is available at the following link, and you can judge for yourself whether it is any more or less self-serving than the Company’s opposition statement included in its proxy materials:

www.prweb.com/releases/2012/2/prweb9203574.htm

While CCA portrays the shareholder resolution as the work of an anti-private prison activist, the Company fails to note – as stated above – that a number of national organizations have expressed their support for this resolution, including the National Center on Domestic and Sexual Violence, the National Organization for Women and Justice Fellowship, among others.

For the above reasons, and because both CCA and the Company’s stockholders have a moral obligation to ensure that CCA is in fact undertaking efforts to reduce incidents of prisoner rape and sexual abuse at the Company’s facilities, I ask that you vote FOR the shareholder resolution included in CCA’s proxy materials.

If you have any questions concerning this shareholder resolution or would like additional information, please contact me directly. Thank you for your time and attention;

Sincerely,

Alex Friedmann
Human Rights Defense Center
5331 Mt. View Road #130
Antioch, TN 37013
(615) 495-6568
stein919@gmail.com

“All that is necessary for the triumph of evil is that good men do nothing.” – Edmund Burke

Note: The cost of this solicitation is being borne entirely by the resolution’s proponent, Alex Friedmann, via electronic delivery. This solicitation is not requesting your proxy. Do not send your proxy card to the above address; return it to Corrections Corporation of America.